Exhibit 99.1

KE Holdings Inc. Announces Acquisition of Shengdu to Accelerate Expansion of Home Renovation Business

BEIJING, China, July 5, 2021 - KE Holdings Inc. (“Beike” or the “Company”) (NYSE: BEKE), a leading integrated online and offline platform for housing transactions and services, today announced that the Company, together with one of its Hong Kong subsidiaries, has entered into a definitive agreement with Shengdu Home Renovation Co., Ltd. (together with its subsidiaries and affiliates, “Shengdu” or the “Target”) and all of its existing shareholders and subsidiaries, pursuant to which the Company agreed to acquire 100% equity interests in Shengdu from its existing shareholders, for a total consideration capped at RMB8 billion consisting of cash and equity, subject to a staggered acquisition arrangement and customary closing conditions, including regulatory approvals.

The upfront acquisition will be for certain equity interests of the Target. The acquisition of the remaining equity interests of the Target, as a next step, will be subject to satisfaction of certain performance target criteria and other customary closing conditions. The consideration to be paid in connection with the acquisition of the remaining equity interests will be subject to pre-agreed price adjustment mechanisms. The transaction is currently expected to close in the first half of 2022.

Founded in 2002 and headquartered in Hangzhou, Shengdu is a full-service home renovation service provider in China. With over 19 years of operating experience, Shengdu has become a renowned home renovation service provider in East China with a service network covering seven provinces and municipalities, providing quality one-stop home renovation service for a large customer base.

Mr. Stanley Yongdong PENG, the chairman of the board and the chief executive officer of Beike, commented, “We are excited to welcome Shengdu to join us and look forward to the strong synergies to be realized from the acquisition. We tapped into the home renovation industry in 2019 through the launch of our home renovation brand, Beiwoo, and believe the development of the industry calls for high-quality service, high-quality service providers, and standardized management and technology, which are what Shengdu and us believe in and zealously strive to achieve. With 20 years of operating experience accumulated through Lianjia and Beike, we have gained profound understanding on how to establish new and higher standards in an existing industry that we hope to advance to the next level, and we believe our proposed acquisition of Shengdu will enable us to strengthen our capabilities in providing better housing services to satisfy the evolving needs of housing customers.”

Mr. Weiyang YAN, the founder of Shengdu, commented, “We are excited about our decision to join Beike family. Shengdu is a practitioner of the full-service model in the home renovation industry in China and, through 19 years of exploration, has become a well-recognized player in East China. We fully endorse Beike’s strategic vision in the residential industry, and the mission and values of our company largely echo with Beike’s. We believe the transaction would enable both companies to realize strategic synergies across the industry chain, and thus to provide more joyful living for the housing customers in China.”

Mr. Stanley Yongdong Peng further issued the letter below to share some thoughts about the proposed acquisition.

Climb the Second Mountain

-- For the proposed acquisition of Shengdu, and Beike’s “new” home renovation service

Dear all,

Today we formally announced the proposed acquisition of Shengdu. We cordially welcome colleagues at Shengdu to become part of the Beike family, and embark on a new journey with us to advance the home renovation industry in China.

In 2019, Beike tapped into the home renovation industry through the launch of its home renovation brand, Beiwoo. As we deepen our understanding, we have developed an even stronger belief in the vast growth potential of China’s home renovation industry.

This is an industry in serious need of high-quality service. As more Chinese families pursue better living conditions, client satisfaction will become the main reason that justifies the continued existence of the entire industry.

This is an industry that calls for high-quality service providers. We see the need for millions of professionals in the home renovation industry, including designers, project managers and workers, to be equipped with industry expertise and professional ethics and win respect through their high-quality service.

This is an industry in need of standardized management and technology. By setting clear standards and targets, reiterating disciplines and procedures, and utilizing organizational structures, technology and internet, we endeavor to transform the industry into an integrated online and offline high-quality service industry.

With 20 years of operating experience accumulated through Lianjia and Beike, we have gained profound understanding on how to establish new and higher standards in an existing industry that we hope to advance to the next level. Starting with vertical penetration to standardize industry practices and protocols, followed by horizontal expansion to integrate the entire industry, has been our proven path to success. It may not be the only path, but has been tested and proven by us through years of strong execution, and we continue to have strong faith in this path.

The proposed acquisition of Shengdu is based on our shared understanding and passion to reach the “Point B” destination of the home renovation industry through a mutually recognized path. To move forward, we will strengthen vertical integration by deepening the standardization in home renovation products, services and professionals.

This industry is too big. The only meaningful question to ourselves should always be “would our existence bring any difference to consumers and service providers in the home renovation industry?” Let’s dream big, while working hard to define and develop a “new” home renovation service for the industry!

Let’s work together to help Chinese families live better!

Stanley

About KE Holdings Inc.

KE Holdings Inc. is a leading integrated online and offline platform for housing transactions and services. The Company is a pioneer in building the industry infrastructure and standards in China to reinvent how service providers and housing customers efficiently navigate and consummate housing transactions, ranging from existing and new home sales, home rentals, to home renovation, real estate financial solutions, and other services. The Company owns and operates Lianjia, China’s leading real estate brokerage brand and an integral part of its Beike platform. With 20 years of operating experience through Lianjia since its inception in 2001, the Company believes the success and proven track record of Lianjia pave the way for it to build the industry infrastructure and standards and drive the rapid and sustainable growth of Beike.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “confident,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Among other things, the remarks made by the management in this press release, as well as Beike’s strategic and operational plans, contain forward-looking statements. Beike or its management may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about KE Holdings Inc.’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Further information regarding these and other risks is included in KE Holdings Inc.’s filings with the SEC. All information provided in this press release is as of the date of this press release, and KE Holdings Inc. does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Contact

For investor and media inquiries, please contact:

In China:
KE Holdings Inc.
Investor Relations
Matthew Zhao
Siting Li
E-mail: ir@ke.com

The Piacente Group, Inc.
Ross Warner
Tel: +86-10-6508-0677
E-mail: ke@tpg-ir.com

In the United States:
The Piacente Group, Inc.
Brandi Piacente
Tel: +1-212-481-2050
E-mail: ke@tpg-ir.com

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